14049347

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066114

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Synergy Advisors Group, LLC dba Synergy Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

840 Apollo Street, Suite 213
(No. and Street)

El Segundo	California	90245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Maggiacomo — (310) 414-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

OATH OR AFFIRMATION

I, Robert Maggiacomo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Synergy Advisors, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn to (or affirmed) before me on this 27th day of FEBRUARY, 2014 by ROBERT MAGGIACOMO proved to me on the basis of satisfactory evidences to be the person who appeared before me.

A Harper
Notary Public

Robert M. Maggiacomo
Signature

Managing Partner
Title

A. HARPER
Commission No. 1915569
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires DECEMBER 6, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Managing Member
Synergy Advisors Group, LLC dba Synergy Advisors, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Synergy Advisors Group, LLC dba Synergy Advisors, LLC (the Company) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Synergy Advisors Group, LLC dba Synergy Advisors, LLC as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Synergy Advisors Group, LLC dba Synergy Advisors, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$	47,716
Accounts receivable		1,381
Property and equipment, net		2,494
Prepaid income taxes		6,000
Deposits		2,690
Total assets	$	60,281

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	32,494
Payable to shareholders		84
Total liabilities		32,578

Commitments and contingencies

Members' equity

Members' equity		27,703
Total members' equity		27,703
Total liabilities and members' equity	$	60,281

The accompanying notes are an integral part of this financial statement.

Synergy Advisors Group, LLC dba Synergy Advisors, LLC
Notes to Financial Statements
December 31, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Synergy Advisors Group, LLC dba Synergy Advisors, LLC (the "Company") was organized in the State of California on November 24, 2003. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including as an investment banking advisory boutique focused on providing advisory services to companies and financial buyers relating to mergers and acquisitions (buy-side, sell-side, and valuations), corporate finance matters (capital structure and financing alternatives), as well as agenting private placements financing.

Although the Company works with clients in various industries, it has a focus in the various health care, life science and IT/BPO sectors.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Synergy Advisors Group, LLC dba Synergy Advisors, LLC
Notes to Financial Statements
December 31, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in this financial statement.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Computers	$ 9,163	5
Total cost of property and equipment	9,163	
Less: accumulated depreciation	(6,669)	
Property and equipment, net	$ 2,494	

Note 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a partnership for tax purposes. As such, the Company is subject to a limited liability company gross receipts fee, with a minimum franchise tax.

Note 3: INCOME TAXES
(Continued)

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2013, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: OCCUPANCY

In April 2009, the Company entered into a two year lease agreement which expired in April, 2011 and was amended to be on a month-to-month basis.

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were events which took place that would have a material impact on its financial statements. Subsequent to year-end but prior to the issuance of the audited financial statement, the Company received a capital infusion of $40,000 from its members.

The Company has been a party to a dispute with a company, its owners and some related parties (collectively "Defendants") relating to merger advisory services provided by The Company for which compensation was not paid. In July 2013, The Company filed a complaint against the Defendants in the Superior Court of the State of California, which was removed to the United States District Court for the Central District of California in August 2013. The Defendants have not asserted any claims against The Company. The parties have reached a tentative settlement which they anticipate will be finalized in the first quarter of 2014. The Company is not paying any money as part of the settlement. The terms of the settlement are confidential.

Synergy Advisors Group, LLC dba Synergy Advisors, LLC
Notes to Financial Statements
December 31, 2013

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011)	After December 15, 2011
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013)	After December 15, 2013
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2013, the Company had net capital of $15,104 which was $10,104 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($32,578) to net capital was 2.16 to 1, which is less than the 15 to 1 maximum allowed.